UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                               SRM Networks, Inc.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   78465B 10 9
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                                 (CUSIP Number)
           Michael Muellerleile, 4100 Newport Place Street, Suite 660,
                             Newport Beach, CA 92660
                                 (949) 250-8655
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                February 19, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   78465B 10 9
----------

-------------------------------------------------------------------------------
          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                   Jan H. Barcikowski
                   -------------------------------------------------------------
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          2.       Check  the  Appropriate  Box  if a  Member  of a  Group  (See
                   Instructions)
               (a)
                  --------------------------------------------------------------
               (b)
                  --------------------------------------------------------------
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          3.       SEC Use Only
                               -------------------------------------------------
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          4.       Source of Funds (See Instructions) PF
                                                      --------------------------
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          5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e)
                                        ----------------------------------------
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          6.       Citizenship or Place of Organization Switzerland
                                                        ------------------------
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               7.   Sole Voting Power
  NUMBER OF          27,500,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           27,500,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     27,500,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     77.52%
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14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

This statement relates to shares of the common stock, $.001 par value of SRM Networks, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1241 North Central Avenue, Suite 7, Glendale, California 91202.


Item 2.  Identity and Background
--------------------------------

(a)    Name:                                Jan H. Barcikowski

(b)    Business Address:                    Hegibach Strasse 22
                                            8032 Zurich, Switzerland

(c)    Present Principal Occupation:        Director of SRM Networks, Inc.,
                                            whose address is shown in Item 2(b)
(d)    Disclosure of Criminal Proceedings:  Mr. Barcikowski has not been convicted in any criminal
                                            proceeding at any time.

(e)    Disclosure of Civil Proceedings:     Mr.  Barcikowski has not been
                                            subject to any judgment, decree or
                                            final order enjoining violations
                                            of or prohibiting or mandating
                                            activities subject to federal or
                                            state securities laws or finding any
                                            violations with respect to such
                                            laws.

(f)    Citizenship:                         Mr. Barcikowski is a citizen of
                                            Switzerland.


Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

Mr. Barcikowski purchased 27,500,000 shares in exchange for $55,000.

Item 4.  Purpose of Transaction
--------------------------------

Mr. Barcikowski acquired 27,500,000 shares as a personal investment and to express his personal economic commitment to the Issuer. On February 15, 2002, Mr. Barcikowski was appointed as a director of the Issuer.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Mr. Barcikowski beneficially owns a total of 27,500,000 shares of the Issuer's common stock as follows:

(a) Mr. Barcikowski directly and personally owns 27,500,000 shares of the Issuer's common stock which comprises 77.52% of the Issuer's total issued and outstanding shares.

(b) Mr. Barcikowski has sole voting and dispositive power as to the 27,500,000 shares he owns directly.

(c)    None.

(d)    Not Applicable.

(e)    Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-------------------------------------------------------------------------------

None.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 20, 2002
-------------------------------------------------------------------------------
Date


/s/ Jan H. Barcikowski
-------------------------------------------------------------------------------
Jan H. Barcikowski


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)